UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 7, 2014

Medtronic, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	1-7707	41-0793183
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

710 Medtronic Parkway Minneapolis, Minnesota	55432
(Address of principal executive offices)	(Zip Code)

(763) 514-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Credit Agreements

The Acquisition and the Merger

On June 15, 2014, Medtronic, Inc., a Minnesota corporation (“Medtronic”), entered into a Transaction Agreement (the “Transaction Agreement”) by and among Medtronic, Covidien plc, an Irish public limited company (“Covidien”), Medtronic Holdings Limited (f/k/a Kalani I Limited), a private limited company organized under the laws of Ireland (“New Medtronic”), Makani II Limited, a private limited company organized under the laws of Ireland and a wholly owned subsidiary of New Medtronic (“IrSub”), Aviation Acquisition Co., Inc., a Minnesota corporation (“U.S. AcquisitionCo”), and Aviation Merger Sub, LLC, a Minnesota limited liability company and a wholly owned subsidiary of U.S. AcquisitionCo (“MergerSub”). Under the terms of the Transaction Agreement, (i) IrSub will acquire Covidien (the “Acquisition”) pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 (the “Scheme”) and (ii) MergerSub will merge with and into Medtronic, with Medtronic as the surviving corporation in the merger (such merger, the “Merger,” and the Merger together with the Acquisition, the “Transactions”). As a result of the Transactions, both Medtronic and Covidien will become wholly owned subsidiaries of New Medtronic. At the effective time of the Scheme, Covidien shareholders will be entitled to receive $35.19 in cash and 0.956 of a newly issued New Medtronic share (the “Scheme Consideration”) in exchange for each Covidien share held by such shareholders.

Medtronic initially contemplated financing a substantial portion of the cash component of the Scheme Consideration through an intercompany loan from one or more of its non-U.S. subsidiaries to IrSub. However, as announced on October 3, 2014, following the September 22, 2014 announcement by the U.S. Treasury Department and the IRS, Medtronic now expects that it will incur approximately $16.3 billion in external indebtedness to finance the cash component of the Scheme Consideration. Medtronic expects that a substantial portion of such external indebtedness will be incurred by Medtronic prior to the consummation of the Transactions and will be guaranteed by New Medtronic. As a result, Medtronic, or its affiliates, will have a sufficient amount of cash available to it by the time of the consummation of the Transactions to fund the cash component of the Scheme Consideration.

Bridge Credit Agreement

On November 7, 2014, Medtronic entered into a 364-day senior unsecured bridge credit agreement (the “Bridge Credit Agreement”), among Medtronic, New Medtronic, Medtronic Global Holdings SCA, a partnership limited by shares incorporated in Luxembourg and a wholly owned indirect subsidiary of New Medtronic (“Medtronic Luxco”), the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Bridge Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured bridge financing in an aggregate principal amount of up to $11.3 billion. The commitments are intended to be available to finance, in part, the cash component of the Scheme Consideration and certain transaction expenses to the extent Medtronic does not arrange for alternative financing prior to the consummation of the Transactions. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Bridge Credit Agreement. If Medtronic draws loans under the Bridge Credit Agreement, it intends to refinance any such loans with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On November 7, 2014, Medtronic also entered into a three-year senior unsecured term loan credit agreement (the “Term Loan Credit Agreement” and, together with the Bridge Credit Agreement, the “Credit Agreements”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Term Loan Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured term loan financing in an aggregate principal amount of up to $5.0 billion. Medtronic intends to draw upon such commitments upon the consummation of the Transactions to finance, in part, the cash component of the Scheme Consideration and certain transaction expenses. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Term Loan Credit Agreement.

Termination of Existing Bridge Credit Agreements

In connection with entering into the Bridge Credit Agreement and the Term Loan Credit Agreement, on November 7, 2014, Medtronic terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $2.8 billion under a 364-day senior unsecured bridge credit agreement dated as of June 15, 2014. On the same date, IrSub terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $13.5 billion under a 60-day senior unsecured cash bridge credit agreement dated as of June 15, 2014.

Summary of Terms of the Bridge Credit Agreement and the Term Loan Credit Agreement

The funding of the loans under each Credit Agreement (the “Closing Date”) is conditioned on, among other things, the consummation of the Transactions and the absence of certain events of defaults described in each Credit Agreement. The commitments under each Credit Agreement automatically terminate on the earliest of (a) the disbursement of the loans to Medtronic on the Closing Date, (b) the occurrence of certain mandatory cancellation events (as defined in the Credit Agreements) or (c) March 15, 2015 (or, if all but certain conditions under the Transaction Agreement have been completed, June 15, 2015).

Loans outstanding under each Credit Agreement will bear interest, at Medtronic’s option, either (a) at the base rate (defined as the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds rate plus 0.50% and (3) the applicable interest rate for a eurodollar loan with a one month interest period beginning on such day plus 1.00%) or (b) at the eurodollar rate, plus, in each case, an applicable margin that will vary depending on the debt rating of Medtronic and, in the case of the Bridge Credit Agreement, the number of days which the loans remain outstanding from the Closing Date. In addition, under each Credit Agreement, Medtronic has agreed to pay (x) nonrefundable ticking interest of 0.05% per annum accrued on a daily basis on the amount of the aggregate commitments thereunder in effect from November 7, 2014 through the termination of such commitments and (y) solely in the case of the Bridge Credit Agreement, a non-refundable duration fee of 0.50%, 0.75% and 1.00% on the 90th, 180th and 270th days, respectively, after the Closing Date on the aggregate principal amount of the loans outstanding on such day.

Medtronic may voluntarily prepay the loans under each Credit Agreement at any time without premium or penalty. The Bridge Credit Agreement also requires mandatory prepayments with the net cash proceeds of certain asset sales, debt or equity issuances and recovery events, subject to customary exceptions. Each Credit Agreement also contains customary events of default, upon the occurrence of which, and for so long as such event of default is continuing, the amounts outstanding under such Credit Agreement will accrue interest at an increased rate and payments of such outstanding amounts could be accelerated by the lenders. In addition, the loan parties under each Credit Agreement will be subject to certain affirmative and negative covenants.

The foregoing descriptions of the terms of the Credit Agreements are only summaries, and do not purport to be complete, and are qualified in their entirety by the complete text of the Credit Agreements, copies of which are filed as Exhibits 10.1 and 10.2 hereto and incorporated herein by reference.

Amendment and Restatement Agreement to the Revolving Credit Agreement

On November 7, 2014, Medtronic also entered into an amendment and restatement agreement (the “Revolver Amendment Agreement”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and issuing bank. Under the Revolver Amendment Agreement, the parties thereto have agreed to enter into an amendment and restatement (the “Amended and Restated Revolving Credit Agreement”) of Medtronic’s existing $2.25 billion five-year senior unsecured credit agreement dated as of December 17, 2012, among Medtronic, the lenders from time to time party thereto and Bank of America N.A., as administrative agent and issuing bank.

The effectiveness of the Amended and Restated Revolving Credit Agreement is conditioned on, among other things, the consummation of the Acquisition. Under the Amended and Restated Revolving Credit Agreement, the lenders party thereto will provide Medtronic and Medtronic Luxco with unsecured revolving credit commitments in an aggregate principal amount of up to $3.5 billion. The commitments are intended to be used for general corporate purposes, including acquisitions and working capital of Medtronic and Medtronic Luxco, and to replace the revolving credit facility currently available to Covidien. Medtronic and Medtronic Luxco will be co-borrowers under the Amended and Restated Revolving Credit Agreement and each of Medtronic, Medtronic Luxco and New Medtronic will also guarantee the obligations of the co-borrowers under the Amended and Restated Revolving Credit Agreement.

The foregoing descriptions of the terms of the Revolver Amendment Agreement and the Amended and Restated Revolving Credit Agreement are only summaries, and do not purport to be complete, and are qualified in their entirety by the complete text of the Revolver Amendment Agreement (and the Amended Revolving Credit Agreement attached thereto in the form of an annex), a copy of which is filed as Exhibit 10.3 hereto and incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above regarding the Credit Agreements is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

10.1	Senior Unsecured Bridge Credit Agreement, dated as of November 7, 2014, by and among Medtronic, Inc., Medtronic Holdings Limited, Medtronic Global Holdings SCA, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent.

10.2	Senior Unsecured Term Loan Credit Agreement, dated as of November 7, 2014, by and among Medtronic, Inc., Medtronic Holdings Limited, Medtronic Global Holdings SCA, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent.

10.3	Amendment and Restatement Agreement, dated as of November 7, 2014, by and among Medtronic, Inc., Medtronic Holdings Limited, Medtronic Global Holdings SCA, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent and issuing bank.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC.

	By	/s/ Bradley E. Lerman

Date: November 10, 2014		Bradley E. Lerman
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

10.1	Senior Unsecured Bridge Credit Agreement, dated as of November 7, 2014, by and among Medtronic, Inc., Medtronic Holdings Limited, Medtronic Global Holdings SCA, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent.

10.2	Senior Unsecured Term Loan Credit Agreement, dated as of November 7, 2014, by and among Medtronic, Inc., Medtronic Holdings Limited, Medtronic Global Holdings SCA, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent.

10.3	Amendment and Restatement Agreement, dated as of November 7, 2014, by and among Medtronic, Inc., Medtronic Holdings Limited, Medtronic Global Holdings SCA, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent and issuing bank.